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MAY 2022

Washington, DC

SEC FILE NUMBER
8-18248

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **04/01/2021** AND ENDING **03/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TimeCapital Securities Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Roosevelt Avenue

(No. and Street)

Port Jefferson Station, NY 11776

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yvonne James   **631-331-1400**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Joseph Amundsen CPA

(Name – if individual, state last, first, and middle name)

30 Wall Street 8th Floor NY NY 10005

(Address)   (City)   (State)   (Zip Code)

3385   **03/04/2009**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Rohman , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TimeCapital Securities Corporation , as of March 31 st , 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

YVONNE JAMES
Notary Public State of New York
No. 4678164
Qualified in Suffolk County
Commission Expires Aug. 31, 20_22_

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TABLE OF CONTENTS

Page

Joseph Amundsen
Certified Public Accountant
30 Wall Street, 8th Floor
New York, NY 10005
212-709-8250

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors
TimeCapital Securities Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of TimeCapital
Securities Corporation as of March 31, 2022, and the related statements of operations,
changes in member's equity, and cash flows for the year then ended that are filed
pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the related notes
and schedules collectively referred to as the financial statements. In my opinion, the
financial statements present fairly. In all material respects, the financial position of
TimeCapital Securities Corporation as of March 31, 2022 and its results of operations and
its cash flows for the year then ended in conformity with accounting principles generally
accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TimeCapital Securities
Corporation's management. My responsibility is to express an opinion on TimeCapital
Securities Corporation's financial statements based on my audit. I am a public
accounting firm registered with the Public Company Accounting Oversight Board
(United States)(PCAOB) and I am required to be independent with respect to
TimeCapital Securities Corporation in accordance with the U.S. federal securities laws
and the applicable rules and regulations of the Securities and Exchange Commission and
the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards
require that I plan and perform the audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement, whether due to error or fraud. My
audit included performing procedures to assess the risks of material misstatement of the
financial statements, whether due to error or fraud, and performing procedures that
respond to those risks. Such procedures included examining on a test basis, evidence
regarding the amounts and disclosures in the financial statements. My audit also included
evaluating the accounting principles used and significant estimates made by management
as well as evaluating presentation of the financial statements. I believe that my audit
provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirement Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of TimeCapital Securities Corporation's financial statements.

The supplemental information is the responsibility of TimeCapital Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R 240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

I have served as TimeCapital Securities Corporation's auditor since 2021.

Joseph Amundsen, CPA
New York, New York
May 20, 2022

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2022

ASSETS

Cash and cash equivalents	$	97,855
Commissions Receivable		6,054
Other receivables		75
Prepaid expenses		3,085
Intangible asset, net		537
Property, equipment and leasehold improvements, net		55,954
	$	163,560

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	51,160

COMMITMENTS AND CONTINGENCY

STOCKHOLDERS' EQUITY

Common Stock, 200 shares authorized		
150 shares issued and outstanding		40,000
Additional paid-in capital		397,487
Accumulated deficit		(275,087)
Less Treasury Stock (6 shares)		(50,000)
Total Stockholder's Equity		112,400
	$	163,560

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended March 31, 2022

	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Total
Balances - March 31, 2021	$ 40,000	397,487		(272,383)	165,104
Treasury Stock			(50,000)		(50,000)
Net Loss				(2,704)	(2,704)
Balances- March 31, 2022	$ 40,000	397,487	(50,000)	(275,087)	112,400

Note 1 -Organization and Nature of Business

TimeCapital Securities Corporation, (the "Company") is a securities broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a corporation under the laws of the state of New York on November 26, 1974. The Company is registered in 28 states. The company conducts three types of business. The company is a Mutual Fund retailer, sells Variable Life Insurance and Annuities, tax shelters and limited partnerships. Treasury stock represents the purchase in August 2017 of 6 shares of its stock for 50,000.

Rule 15c3-3 Exemption

The company, under Rule 15c3-3 (k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Note 2 -Summary of Significant Accounting Policies

Revenue Recognition
The Company recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract identified performance obligations have been satisfied. There were no unsatisfied performance obligations at March 31, 2022.

Commission Income
Commission Income is recorded when earned. Agency commission income is recorded when received. Related expenses are recorded when incurred.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Receivables
Receivables consist of commissions from transactions completed during the fiscal year that were collected subsequent to year end. Receivables are written off when they are determined to be uncollectible. As of March 31, 2022, no receivables were considered uncollectible.

Property. Equipment and Leasehold Improvements
Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation. Depreciation is computed using the straight- line method over the estimated useful lives which range from three to thirty-nine years. The costs of additions and betterments are capitalized. Expenditures for maintenance and repairs which do not add to the economic life of the asset are expensed as incurred. When items of property, equipment and leasehold improvements are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Intangible Asset

Intangible asset is comprised of a trademark. The trademark is being amortized over 15 years.

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less costs to sell. Management has determined that there have been no impairments of long-lived assets through March 31, 2022.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, Income Taxes, ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. At March 31, 2022 the company had a net operating loss of 2704. This would create a deferred tax asset of 1300. The company believes that this asset will not be realized and would be offset by a valuation allowance. Therefore, the company has not recorded the asset nor the valuation allowance.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company was not required to recognize any amounts from uncertain tax positions.

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the years 2019 through 2021 are subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 -Accounting Development

In February 2017, the FASB issued accounting standard ASI 2016-02 "Leases" (Topic 842) which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. The update is effective for non-public companies for fiscal years beginning after December 15, 2019. The company entered into a lease agreement for office equipment, expiring in March 2023 and will adopt this standard at the appropriate time.

Note 4 – Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

Computers	$ 46,186
Furniture and fixtures	13,146
Leasehold improvements	98,028
Subtotal	157,360
Less: accumulated depreciation	101,406
Net Assets	$ 55,954

Note 5 - Intangible Asset

Intangible asset is summarized as follows:

Trademark	$ 1,802
Less: accumulated amortization	1,265
Net Intangible Asset	$ 537

Amortization expense for the year ended March 31, 2022 was approximately $68. The expected future amortization expense for the intangible asset as of March 31, 2022 will be approximately $68 in each of the next eight years.

Note 6 - Related Party Transactions

The stockholders of TimeCapital Securities Corporation are also stockholders of TimeCapital Investor Advisory Services, Inc. (TCIA). These companies share office facilities, personnel, and operating costs. The Company has an expense allocation agreement with TCIA resulting in the reimbursement of operating expenses to the company of $511,920 for the year ended March 31, 2022.

Note 7 - Commitments and Contingency

Operating Leases
The Company had an agreement to rent office space from an affiliated company through common ownership that expired August 31, 2012. This lease is currently on a month to month basis. Rental expense for the year ended March 31, 2022 was $37,920. The Company also entered into a lease agreement for office equipment, expiring in March 2023.

Future minimum commitments under the aforementioned lease agreement are as follows:

Year ending March 31, 2023   7,821

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of March 31, 2022, are not reasonably assured of being exercised.

Note 8- 401(k) Profit Sharing Plan

The Company sponsors a tax-deferred savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At March 31, 2022, the Company has net capital of $52,750 which is $46,750 in excess of its required minimum net capital of $5,000 (the greater of $5,000 or 6.67% of $1,831 aggregate indebtedness). The ratio of aggregate indebtedness to net capital was 96.99 to 1 as of March 31, 2022.

Note 10- Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company maintains cash balances in certain financial institutions, which at times may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. The Company is subject to credit risk to the extent that the financial institutions may be unable to fulfill its obligation to return the Company's cash held at the financial institution. The Company has not experienced any losses in such accounts nor does it expect to.

Note 11 – Income Taxes

The provision for income taxes is summarized as follows:

Current tax expense:

Federal	$	0
State		500
Total provision for income taxes	$	500

Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated all subsequent events through the date of issuance of the financial statements and has determined that no subsequent events have occurred that would require disclosure in the financial statements.